# OFFERING MEMORANDUM

## PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Next Future Transportation inc.

246 Race Street
San Jose, CA 95126

http://www.next-future-mobility.com



5000 shares of SAFE note

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# THE OFFERING

## SAFE (Simple Agreement for Future Equity)

### $20MM **Valuation Cap** | 18% **Discount**

### Minimum $250 Investment

## What is a SAFE?

A SAFE is an acronym that stands for "Simple Agreement for Future Equity" and offers you the right to future shares in our Company. The number of shares you will receive in the future will be determine at the next qualified equity financing, in which the Company issues stock to investors in a minimum aggregate amount of $1,000,000. The conversion price per share is either, (a) the Valuation Cap divided by the fully diluted capitalization, or (b) the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of Common Stock or Preferred Stock, as applicable.

For the purposes of the SAFE agreements, "Equity Financing" means the next sale (or series of related sales) by the Company of its equity Securities to one or more third parties following the date of the agreement from which the Company receives gross proceeds of not less than $1,000,000 with the principal purpose of raising capital.

| | |
|---|---|
| **Company** | Next Future Transportation |
| **Corporate Address** | 246 Race Street, San Jose, CA |
| **Description of Business** | Modular transportation system for mass transit |
| **Type of Security Offered** | SAFE note |
| **Purchase Price of Security Offered** | Enter price of security |
| **Minimum Investment Amount (per investor)** | $250 |

**Perks**

$250 — Your name will be listed on our website as a NEXT backer.

$500 — You will receive a NEXT blueprint poster.

$5,000 — You will receive a 3D-printed scale model of a NEXT vehicle.

$50,000 — You will receive a special ticket to be present to a private ride on a NEXT prototype.

$100,000 — You will receive a full scale static NEXT unit, usable as a futuristic caravan.

## Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


### THE COMPANY AND ITS BUSINESS


## The company's business

<p>NEXT is a unique modular transportation solution that allows people and goods to move among connected modules to dynamically optimize occupancy rate, travel time quality, implement services in motion. Customer Problem The world of transportation is in crisis with endemic traffic jams, pollution and underuse of cars an public transport. This leads wastage of human time and to an economic loss estimated by Forbes at over $700 Billion annually. We aim to provide for ease of commuter transit, seamlessly from door-to-door, such that the burden of daily transit disappears. Our solution provides for optimization of existing infrastructure such as roadways and freeways. Products &amp; Services We are creating the world&apos;s first on-demand mass transit system. Our autonomous pods can pick up passengers. Our system of dynamic-connect, allows pods to become &quot;bus-trains&quot; that physically connect to consolidate passengers to increase occupancy rate and redistributing them to the pod heading to their destination to avoid much longer routes and intermediate stops. Passengers can carry on with other activities during transit, enabled by specialized service pods. Target Market The markets addressed are: 1. Fleet replacement for transit operators - in lieu of buses, reducing costs 2. Replacement of personal cars by personal pods - flexible, shareable 3. On-demand specialized services such as food, lodging, entertainment 4. Cargo movement from factories, warehouses, ports to stores and homes - specialized for applications such as UPS, FedEx, assembly operations, farm-to-store goods. Market is estimated at $42B by 2025 Business Model We have a strategy of systematic addition of value: Phase I - fleet replacement with human drivers in 2017-&apos;18 Phase II - Modular autonomous operations for

campuses, factories in 2018-&apos;20 Phase III - Mass autonomous mass transit operations in 2020-&apos;25 Phase IV - Specialized services such as restaurants, hotel units, office pods, cargo units NEXT will define, design, prototype and deliver for each segment and then license for manufacture. Customer Segments - Municipalities and public transportation companies, interested in highly innovative transportation solutions, in developed cities dealing with congestion and in new asian and middle-east cities where the self- driving version can be implemented. - Private users: NEXT modules will be sold directly as upgradeable electric vehicles, customizable on-demand. - Private fleets for specialized purposes such as UPS, Hilton, Disney Sales &amp; Marketing Strategy Our sales and marketing strategy is well-defined: 1. Mass transit operators have a clear need to meet cost reductions, increase efficiency and reduce pollution during fleet replacement 2. Smart Cities have a requirement to define a future-proof solution for enabling transit methods for all segments of the population 3. Truck operators are looking for solutions that reduce human operator costs, increase hours of operation There is strong interest. Competitors The transportation industry is changing rapidly for personal and business transport. The focus is on electric operated autonomous fleets. We are very well positioned in this evolution. We are focused on &quot;customized mass transit&quot; and we are unique in this segment. Competitors are electric single unit buses and electric cars. We have a systematic, scalable, elastic, autonomous approach to mass transit. Adoption requires no new infrastructure. Competitive Advantage Our solution is complete with design, 3D CAD simulation, visualization, structural analysis and prototype manufacturing. We have written software that demonstrates the feasibility and practicality of our ideas. We have a first-mover advantage secured by extensive patent filings. Our vision has seen enormous traction as exemplified by our selection by the Dubai Future Foundation. We have customer requests from Germany, Middle East and the U.S.</p>

**The team**

**Officers and directors**

| Tommaso Gecchelin | CTO |
| Emmanuele Spera | CEO |

Tommaso Gecchelin
Tommaso Gecchelin is Co-Founder and CTO of NEXT Future Transportation. Tommaso is an internationally recognized Physicist & Industrial Designer with advanced scientific skills in the fields of multi-variables complex systems statistical analysis and forecasting. He has an exceptional ability of applying his complex mathematical and science problem solving abilities towards developing innovative solutions. He is fundamentally committed to delivering global innovative solutions that lead to exponential change for society and the environment. Tommaso's professional experience includes work related to quantum physics, and the development of neural networks algorithms applied to stochastic analysis of human factor based systems. His applied experience includes groundbreaking initiatives in

the areas of transportation and logistics optimization, stock trading pattern recognition, and political decision making under uncertain conditions. The idea for NEXT was born out of Tommaso's passion for the Visual Arts in combination with his scientific curiosity. Tommaso has been fully committed to working on the development of NEXT since he launched the startup in 2014.

Emmanuele Spera

Dr. Emmanuele Spera is Co-Founder and CEO of NEXT Future Transportation. Emmanuele left a successful medical practice working in 2014 to realize his vision as an entrepreneur, and he has been fully committed to building NEXT in the United States. He brings a deep technical knowledge to NEXT, his skills are the result of over 20 years of IT management experience prior to his 15 year career in healthcare. Emmanuele has served in Director and CEO positions for innovative IT and Automotive companies in Europe. During his tenures, he led organizations through all aspects of management, resulting in an increase in revenues. Emmanuele is widely recognized as a Mobility and Transportation innovation thought-leader, he is a frequent speaker and guest at international technology and policy events and conferences. Based in the heart of Silicon Valley, he is an established member of the startup and innovation ecosystem.

## Related party transactions

CEO Emmanuele Spera LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 COO Tommaso Gecchelin LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 after the resignation of Sridhar Jagannathan Tommaso took the position of CTO instead of COO CTO Sridhar Jagannathan LOAN as December 31st 2016 was $1,823 and has been paid in full in January 2017 and formally resigned 3/3/2017

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently hold a design patent and there is a utility PCT patent pending. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the improvement of our systems and solutions. Patents can be legally challenged, and resulting disputes may lead to delays in the company product and organizational timeline.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established EV bus and known pod manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier

than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Next modules developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Next modules are a good idea, that the IP Company will be able to secure the intellectual property rights to the Next modules and that the company will secure the exclusive marketing and manufacture rights to the Next modules from the IP Company, that we will be able to successfully market, manufacture and sell the Next modules, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require at least $14.5 million to commence commercial production of a first vehicle fleet. We believe that we will be able to finance the commercial production of the Next pods through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Ability to obtain additional capital financing.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **The company valuation reflected in this document is based on assumptions which have not been professionally evaluated and audited.** No one can represent that t company is worth a specific amount. The decision to invest remains solely with you, the investor. In any case seek professional financial advise.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Next modules has priced the services at a level that allows the company to make a profit and still attract business.

- **Mass production may compromise the current and anticipated performance of our product.** Although we currently have prototypes of our product, we plan to mass produce our Next modules. We will need to manufacture enough of our product to meet customer demands, however, mass production of our Next modules may negatively impact the current and anticipated performance of our product.

- **We have a small management team.** The company depends on the skill and experience of two individuals, Emmanuele Spera and Tommaso Gecchelin, who

work for the company full-time. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Emmanuele Spera, 44.0% ownership, Common Stock
- Tommaso Gecchelin, 36.0% ownership, Common Stock

### Classes of securities

- Common Stock: 8,032,000

    **Voting Rights**

    The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

    **Dividend Rights**

    Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of our Common Stock, are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

    **Rights and Preferences**

    The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future.

- KISS Note: 0

    We have a KISS note in the amount of $200,000 as of the date of this Offering. Valuation of $20,000,000. The agreement provides the investor certain rights to future equity in the company with a 20% discount rate and a $20,000,000 valuation cap. The KISS note has a 12 month maturity date and bears a 3% interest.

    **Conversion Rights**

    KISS notes are convertible into shares of the company's Preferred Stock at the Next Equity Financing - the next sale (or series of related sales) by the Company of Preferred Stock following the date of issuance from which the Company

receives gross proceeds of not less than $500,000.

### Participation Rights

Pursuant to the KISS note entered into between the company and our investor, the Company gives the investor a right to purchase in future offerings on the same terms and for the same price up to the the participation amount (an amount equal to 2.5x times the total investment of the investor in the Company).

For purposes of the KISS note, "Next Equity Financing" means the next sale (or series of related sales) by the Company of Preferred Stock from which the Company receives gross proceeds of not less than $500,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)).

## What it means to be a Minority Holder

As a minority holder of SAFE agreements, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to

realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

### Financial Condition

### Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of our MVP, which we do not anticipate occurring until end of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

### Financial Milestones

We have not yet generated any revenues and do not anticipate doing so untilwe have completed the design and development of our MVP and began taking advanced orders and deposits, which we do not anticipate occurring until at least the fourth quarter of 2018. Based on our forecast, with the liquidity of the anticipated fullraise amount, we can operate the business for 12-18 months without revenue generation.

For the next 12 months the company will be finalizing the construction of the POC prototypes and by mid-2018 we'll start assembling the MVP.

### Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

To date, we have funded our operations primarily with the subscription proceeds from investments made by Angels and startup accelerators.

The company continues to seek private capital and explore all opportunities.

**Indebtedness**

$200,000 KISS note with Turn8 with a 3% interest 12 months maturity $20M Valuation cap Emmanuele Spera LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 Tommaso Gecchelin LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 Sridhar Jagannathan LOAN as December 31st 2016 was $1,823 and has been paid in full in January 2017

**Recent offerings of securities**

None

**Valuation**

$20,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

## USE OF PROCEEDS

|  | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| **Total Proceeds:** | $10,000 | $100,000 |
| Less: Offering Expenses |  |  |
| StartEngine Fees (x% total fee) | $600 | $6000 |
| Escrow Fees | $0 | $0 |
| Professional Fees | $0 | $0 |
|  |  |  |

| | | |
|---|---|---|
| **Net Proceeds** | $9400 | $94000 |
| **Use of Net Proceeds:** | | |
| Loan Repayment | $2262.8 | $22,628 |
| Salaries | $1880 | $18,800 |
| R&D and Prototype | $2350 | $23500 |
| Marketing and PR | $940 | $9400 |
| Business Development and pre-Sales | $1967.2 | $19672 |
| **Total Use of Net Proceeds** | $9400 | $94000 |

Loan Re-payment (20%)

Re-payment of outstanding loans will settle all current company loan obligation.

Salaries (20%)

Covering 6 months of company employee salaries.

Technical developments of vehicle prototype (25%)

Select improvements and testing

Marketing and Public Relations (10%)

Online marketing and public relations automation

Business Development and pre-Sales (25%)

Qualify and mature existing global pipeline of potential orders to pre-sales

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 3 months and plan to use the net proceeds of approximately $94,000 over the courseof that time as follows:

*Irregular Use of Proceeds*

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

The company has not previously failed to comply with Regulation CF.

# EXHIBIT B TO FORM C

## FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Next Future Transportation inc.

*[See attached]*

I, *EMMANUELE SPERA* (Print Name), the _____ CEO _____ (Title of Officer) of *NEXT FUTURE TRANSPORT.* (Company Name), hereby certify that the financial statements of *NEXT FUTURE TRANSPORTATION* (Company Name) and notes thereto for the periods ending *31 DEC. 2015* (beginning date of review) and *31st. DEC. 2016* _____ (End Date of Review) included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the *04/19/2017* (Date of Execution).

_____ (Signature)

_____ CEO _____ (Title)

_____ 04/19/2017 _____ (Date)

NEXT FUTURE TRANSPORTATION INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

NEXT FUTURE TRANSPORTATION INC.
Index to Financial Statements
(unaudited)

**NEXT FUTURE TRANSPORTATION INC.**
**BALANCE SHEETS**
**DECEMBER 31, 2016 AND 2015**
(unaudited)

# Next Future Transportation inc.
## Balance Sheet
### As of December 31, 2016

|  | Total |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| BUSINESS CHECKING (7735) | $532 |
| **Total Bank Accounts** | **$532** |
| **Other Current Assets** | |
| Prototypes | $24,489 |
| **Total Other Current Assets** | **$24,489** |
| **Total Current Assets** | **$25,021** |
| **Fixed Assets** | |
| Accumulated Amortization | -$968 |
| Other fixed assets | $7,919 |
| **Total Fixed Assets** | **$6,951** |
| **TOTAL ASSETS** | **$31,972** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Long-Term Liabilities** | |
| Loan Emmanuele | $21,314 |
| Loan Sridhar | $1,823 |
| Loan Tommaso | $21,314 |
| **Total Long-Term Liabilities** | **$44,451** |
| **Total Liabilities** | **$44,451** |
| **Equity** | |
| Owner's Investment | $11,000 |
| Retained Earnings | -$5,968 |
| Stock Emmanuele | $440 |
| Stock Others | $5,000 |
| Stock Tommaso | $360 |
| Net Income | -$23,311 |
| **Total Equity** | **-$12,479** |
| **TOTAL LIABILITIES AND EQUITY** | **$31,972** |

# Next Future Transportation inc.
## Balance Sheet
### As of December 31, 2015

|  | Total |
| --- | ---: |
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| BUSINESS CHECKING (7735) | $1,770 |
| **Total Bank Accounts** | **$1,770** |
| **Other Current Assets** | |
| Prototypes | $1,925 |
| **Total Other Current Assets** | **$1,925** |
| **Total Current Assets** | **$3,695** |
| **Fixed Assets** | |
| Accumulated Amortization | -$440 |
| Other fixed assets | $7,919 |
| **Total Fixed Assets** | **$7,479** |
| **TOTAL ASSETS** | **$11,174** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Long-Term Liabilities** | |
| Loan Emmanuele | $9,373 |
| Loan Tommaso | $1,969 |
| **Total Long-Term Liabilities** | **$11,342** |
| **Total Liabilities** | **$11,342** |
| **Equity** | |
| Retained Earnings | $0 |
| Stock Emmanuele | $440 |
| Stock Others | $5,000 |
| Stock Tommaso | $360 |
| Net Income | -$5,968 |
| **Total Equity** | **-$168** |
| **TOTAL LIABILITIES AND EQUITY** | **$11,174** |

# Next Future Transportation inc.
# Profit and Loss
## January - December 2016

|  | Total |
| --- | ---: |
| **Income** | |
| **Total Income** | |
| **Gross Profit** | **$0** |
| **Expenses** | |
|   Advertising & Marketing | $3,266 |
|   Amortization Expense | $528 |
|   Auto expense-gas | $2,080 |
|   Bank Charges & Fees | $30 |
|   Internet | $655 |
|   Job Supplies | $0 |
|   Legal & Professional Services | $2,513 |
|   Meals & Entertainment | $2,644 |
|   Office Supplies & Software | $1,896 |
|   Reimbursable Expenses | $3,134 |
|   Rent & Lease | $3,424 |
|   Taxes & Licenses | $489 |
|   Telephone | $786 |
|   Travel | $1,537 |
|   Utilities | $328 |
| **Total Expenses** | **$23,311** |
| **Net Income** | **-$23,311** |

Wednesday, Apr 19, 2017 11:20:35 AM GMT-7 - Accrual Basis

# Next Future Transportation inc.
## Profit and Loss
### January - December 2015

|                                      | Total     |
|--------------------------------------|-----------|
| **Income**                           |           |
| **Total Income**                     |           |
| **Cost of Goods Sold**               |           |
|   Shipping                 | $142      |
| **Total Cost of Goods Sold**         | **$142**  |
| **Gross Profit**                     | **-$142** |
| **Expenses**                         |           |
|   **Amortization Expense** | $440      |
|   **Dues & subscriptions** | $222      |
|   **Legal & Professional Services** | $390 |
|   **Office Supplies & Software** | $191 |
|   **Taxes & Licenses**     | $25       |
|   Travel                   | $4,557    |
| **Total Expenses**                   | **$5,826**|
| **Net Income**                       | **-$5,968** |

Wednesday, Apr 19, 2017 11:23:12 AM GMT-7 - Accrual Basis

**NEXT FUTURE TRANSPORTATION INC.**
**STATEMENTS OF STOCKHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015**
(unaudited)

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| February 27th 2015 | - | - | - | - | - |
| Founders Stocks | 8,000,000 | 800 | - | - | 800 |
| Shared Issued for Cash | 10,000 | 10 | 4,990 | | 5,000 |
| Net income (loss) | - | - | - | (5,968) | (5,968) |
| December 31st 2015 | 8,010,000 | $ 810 | $ 4,990 | $ (5,968) | $ (168) |

| | Common Stock | | Paid-in Capital | Accumulated Deficit | Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| January 1st 2016 | 8,010,000 | 810 | 4,990 | (5,968) | (168) |
| Shared Issued for Cash | 22,000 | 22 | 10,978 | | 11,000 |
| Net income (loss) | - | - | - | (23,311) | (23,311) |
| December 31st 2016 | 8,032,000 | $ 832 | $ 15,968 | $ (29,279) | $ (12,479) |

# Next Future Transportation inc.
# Statement of Cash Flows
### January - December 2016

|  | Total |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | -$23,311 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | $0 |
| Prototypes | -$22,564 |
| Accumulated Amortization | $528 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | -$22,036 |
| **Net cash provided by operating activities** | **-$45,347** |
| **FINANCING ACTIVITIES** |  |
| Loan Emmanuele | $11,941 |
| Loan Sridhar | $1,823 |
| Loan Tommaso | $19,345 |
| Owner's Investment | $11,000 |
| **Net cash provided by financing activities** | **$44,109** |
| **Net cash increase for period** | **-$1,238** |
| Cash at beginning of period | $1,770 |
| **Cash at end of period** | **$532** |

Wednesday, Apr 19, 2017 11:39:51 AM GMT-7

# Next Future Transportation inc.
## Statement of Cash Flows
### January - December 2015

|  | Total |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | -$5,968 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | $0 |
| Prototypes | -$1,925 |
| Accumulated Amortization | $440 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | -$1,485 |
| **Net cash provided by operating activities** | **-$7,453** |
| **INVESTING ACTIVITIES** |  |
| Other fixed assets | -$7,919 |
| **Net cash provided by investing activities** | **-$7,919** |
| **FINANCING ACTIVITIES** |  |
| Loan Emmanuele | $9,373 |
| Loan Tommaso | $1,969 |
| Stock Emmanuele | $440 |
| Stock Others | $5,000 |
| Stock Tommaso | $360 |
| **Net cash provided by financing activities** | **$17,142** |
| **Net cash increase for period** | **$1,770** |
| **Cash at end of period** | **$1,770** |

# NOTE 1 – NATURE OF OPERATIONS

Next Future transportation Inc. was formed on 02/27/2015 ("Inception") in the State of Delaware. The financial statements of Next Future transportation Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose CA.

NEXT Future Transportation is a road transportation system based on electric modular vehicles. The modules are able to physically connect/disconnect to each other creating a bus-like walkable open space that allows people and goods to move from one module to another. This unique feature realizes the huge pent-up demand potential that efficiency optimization represents, both in a human driving scenario and a self-driving one.

What drives the development of this system is not only the pursuit of efficiency, but also the search for sustainability in the transportation market. Since the NEXT system doesn't require any new road or travel infrastructure, these modular vehicles make it possible to radically optimize logistics and satisfy future passengers needs, all while unlocking the potential of self-driving technology. Also, its scalable ecosystem allows complete travel personalization.

# NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from the sale of transportation modules when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 4 – STOCKHOLDERS' EQUITY

*Common Stock*

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001.

## NOTE 5 – RELATED PARTY TRANSACTIONS

CEO Emmanuele Spera LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017

COO Tommaso Gecchelin LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 after the resignation of Sridhar Jagannathan Tommaso took the position of CTO instead of COO

CTO Sridhar Jagannathan LOAN as December 31st 2016 was $1,823 and has been paid in full in January 2017 and formally resigned 3/3/2017

## NOTE 6 – SUBSEQUENT EVENTS

We signed a $200,000 KISS note with Turn8 with a 3% interest and a 12 month maturity with $20M Valuation cap.

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 19, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

**VIDEO TRANSCRIPT (Exhibit D)**

Example - We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can't believe how easy it is to use. We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can't believe how easy it is to use.We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can't believe how easy it is to use. We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can't believe how easy it is to use.

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